UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LAWSON PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

520776 10 5

(CUSIP Number)

James S. Errant
427 Pilgrim Drive
Edwards, Colorado 81632

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 17, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 520776 10 5
1. Names of Reporting Persons. James S. Errant
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only:
4. Source of Funds (See Instructions: N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6. Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 (All shares subject to proxy granted to Ronald Port)
8. Shared Voting Power: 0
9. Sole Dispositive Power: 385,943
10. Shared Dispositive Power: 0
11. Aggregate Amount Beneficiary Owned by Each Reporting Person: 385,943
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13. Percent of Class Represented by Amount in Row (11): 4.3% based on 8,919,644 shares of Common Stock outstanding as of October 15, 2018
14. Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D of James Errant (the “Reporting Person”) amends the Schedule 13D (“Schedule 13D”) of the Reporting Person originally filed with the Securities and Exchange Commission on March 28, 2011 and as further amended prior to the date hereof. This Amendment amends the Schedule 13D to include the information set forth below in the items indicated.

Item 1. Security and Issuer

This Amendment Number 2 to Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of Lawson Products, Inc., a Delaware Corporation (the "Issuer" or the “Company”), having its principal executive offices at 8770 W. Bryn Mawr Avenue, Suite 900, Chicago, Illinois 60631.

Item 4. Purpose of Transaction

On December 17, 2018, the Reporting Person entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Headwater Lawson Investors, LLC, a Delaware limited liability company (“HWLI”), and the other sellers parties thereto (“Sellers”), pursuant to which HWLI agreed to purchase 1,713,787 shares of Common Stock from the Reporting Person and the other sellers at a purchase price of $32.00 per share, payable in cash. The closing of the transactions contemplated by the Purchase Agreement is scheduled to occur on such date as is agreed upon by the Reporting Person, HWLI and the other Sellers, but in any event no earlier than January 2, 2019 and no later than February 1, 2019. The obligations of the parties to consummate the transactions contemplated by the Purchase Agreement is subject to the representations, warranties, covenants, agreements and conditions set forth in the Purchase Agreement, which is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Mr. Errant beneficially owns an aggregate of 385,943 shares of Common Stock, representing approximately 4.3% of the outstanding Common Stock of the Company.

Mr. Errant disclaims beneficial ownership with respect to shares of Common Stock in which he does not have an economic benefit.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided by the Reporting Person in response to Item 4 is hereby incorporated by reference in response to this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Purchase Agreement, dated December 17, 2018, by and among the Reporting Person, Headwater Lawson Investors, LLC and the other sellers party thereto (incorporated herein by reference to Exhibit 2 to the Amendment No. 17 of the Schedule 13D filed with the Securities and Exchange Commission on December 18, 2018 by LKCM Private Discipline Master Fund, SPC / PDLP Lawson, LLC, LKCM Investment Partnership, L.P., LKCM Micro-Cap Partnership, L.P., LKCM Core Discipline, L.P., LKCM Headwater Investments II, L.P., Headwater Lawson Investors, LLC, Luther King Capital Management Corporation, J. Luther King, Jr., and J. Bryan King).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 19, 2018

By:	/s/ James S. Errant
James S. Errant

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